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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

   Bansal                        Vivek
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   (Last)                       (First)                   (Middle)

                 c/o GlobespanVirata, Inc., 100 Schulz Drive
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                                    (Street)

  Red Bank                         New Jersey               07701
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

         01/23/03
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        GlobespanVirata, Inc. (GSPN)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

                Vice President - Corporate Marketing
     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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   Common Stock                          1,429,059                   D
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Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Forward Sale Contract    (1)        6/01/05         Common Stock           300,000       (1)            D
  (Right to Sell)
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Option: Right to Buy     (2)        6/18/11         Common Stock           300,000       $9.10          D
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Option: Right to Buy     (3)        12/16/11        Common Stock           200,000       $12.40         D
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Option: Right to Buy     (4)        7/22/12         Common Stock           200,000       $3.31          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On June 1, 2001, the reporting person has entered into a variable pre-paid forward sales contract. Upon the termination date, June 1, 2005, the reporting person will deliver up to 300,000 shares of Common Stock, based upon the closing price of the Common Stock on the date. At the reporting person's option, he may deliver an amount of cash equal to the value of the Common Stock to be delivered.
(2) The option is exercisable as follows: 25% on January 1, 2002, and 6.25% upon completion of every 3-month period of service thereafter.
(3) The option is exercisable as follows: 25% on December 17, 2002, and 6.25% upon completion of every 3-month period of service thereafter.
(4) The option is exercisable as follows: 25% on July 22, 2003, and 6.25% upon completion of every 3-month period of service thereafter.



              /s/ Vivek Bansal                                  01/28/03
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      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.